Exhibit 99.2

GENETIC TECHNOLOGIES LIMITED
A.B.N. 17 009 212 328

Quarterly Activities Report
and
Appendix 4C of the ASX Listing Rules

for the quarter ended

30 June 2009

GENETIC TECHNOLOGIES LIMITED

QUARTERLY ACTIVITIES REPORT
FOR THE QUARTER ENDED 30 JUNE 2009

OPERATIONS

Customer receipts during the quarter ended 30 June 2009 were $1.69 million, reflecting the decrease in licensing revenues as compared to the previous financial year (and as reflected in the December 2008 Half-Year Financial Report).  However, gross revenues from Genetic Technologies’ testing and fertility operations during the financial year ended 30 June 2009 are expected to reveal an increase of approximately 40% as compared to the results for the previous corresponding period.  Encouragingly, contributions to this result are spread across many of the Company’s sales channels.  The contract with the NSW Police Service has delivered pleasing revenues in excess of budget.  Increases too in the numbers of medical tests performed has seen substantial increases in breast cancer testing revenues, driven largely by the Company’s unrivalled turn around time for results.

The stand out performer for the Company this year however has been the companion animal genetics and fertility division which offers a wide range of tests for inherited diseases and traits, together with the canine fertility business that has grown substantially since its acquisition last year.  This business is expected to continue to underscore growth in the coming year through expansions in both product offerings and locations.

LICENSING AND IP

The Company’s intellectual property portfolio continues to strengthen, with 99 patents having now been granted and a further 68 which are pending.

On 10 June 2009, the Company announced that the nullification action filed in the German Federal Patent Court against German Patent No. 69029018.7 by Bioscientia Institut fuer Medizinische Diagnostik GmbH (“Bioscientia”) of Ingelheim, Germany had been withdrawn by Bioscientia, with the approval of the Court.  This patent is owned by GTG and is part of the Company’s worldwide family of patents covering non-coding DNA which collectively form the basis of the Company’s out-licensing program.  This result was a positive outcome for the company.

On 30 June 2009, the Company announced that it had been notified by the United States Patent and Trademark Office that a first non-final Office Action relating to one of the Company’s patents covering one of its non-coding DNA analysis technologies had been issued.  Seven of the thirty six claims of United States Patent number 5,612,179 (‘179) are the subject of the re-examination.  This initial action is preliminary and non-final and GTG has since filed a response to the action.  As the re-examination has been initiated ex parte, there is no third party to the proceedings. The ‘179 patent has previously been the subject of several US infringement actions, all resulting in settlement, including one with Applera Corporation on undisclosed terms following a successful Markman claim construction hearing.

RESEARCH AND DEVELOPMENT

The Company’s three research programs have all met their respective milestones this year, progressing further towards commercialisation.

➢
As announced on 9 June 2009, results received from an ImmunAid trial conducted in the USA delivered encouraging suggestive data, supporting the hypothesis of improved response rates via timed therapeutic interventions in chronic disease states.  Further studies are now in the planning phase and early stage commercial discussions with a number of potential partners continue.

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A pilot study by the Company’s RareCellect project demonstrated the ability to recover whole foetal cells and DNA from cervical mucus, preparing the way for an upcoming Phase Ia clinical study using a novel prototype device and proprietary genetic material enrichment process.  If successful, the RareCellect process could eliminate the need for invasive and potentially risky procedures such as amniocentesis.

RESEARCH AND DEVELOPMENT (cont.)

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A number of compounds developed under a joint venture program with Meat & Livestock Australia have proved successful in vitro in killing parasites of ruminants such as sheep and cattle.  These compounds have attracted commercial interest from a number of large animal health companies and commercial discussions regarding their commercialisation are ongoing.

CORPORATE MATTERS

On 21 April 2009, the Company announced the appointment of Dr. Paul MacLeman as its new Chief Executive Officer.  Dr. MacLeman is a registered veterinary surgeon and holds additional qualifications including an MBA (MGSM), Grad Dip Tech Mgt, Grad Cert Eng and is a member of the AICD.  He is the current Chairman of the Ausbiotech Agricultural, Environmental & Industrial Advisory Committee and was most recently Chief Executive Officer of Hatchtech Pty. Limited where he led the company from research through to international Phase II human clinical trials.  Dr. MacLeman was responsible for opening up animal health and agricultural opportunities, climaxing in an agreement with one of the top three global chemicals companies.  Prior to this, he was Chief Operating Officer of Imugene Ltd. and Vice President at Agenix Ltd.  Dr. MacLeman has also previously founded life sciences start-ups and worked in investment banking focusing on the analysis and financing of technology companies.

Signed on behalf of Genetic Technologies Limited

/s/ Paul D.R. MacLeman	Dated this 30th day of July, 2009
DR. PAUL D.R. MacLEMAN
Chief Executive Officer